UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024
Commission File Number 001-34175

ECOPETROL S.A.

(Translation of registrant’s name into English)

Carrera 13 No. 36 – 24

BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

"Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on April 19, 2024 (File No. 333-278823)."

Exhibits

Exhibit 1.1 – Underwriting Agreement, dated as of October 16, 2024, among Ecopetrol S.A. and BBVA Securities Inc., J.P. Morgan Securities LLC, and Santander US Capital Markets LLC, as underwriters.

Exhibit 5.1 - Opinion of Allen Overy Shearman Sterling US LLP, special New York counsel to the Company, regarding the validity of the securities.

Exhibit 5.2 - Opinion of Brigard & Urrutia Abogados S.A.S., special Colombian counsel to the Company, regarding the validity of the securities.

Exhibit 23.1 - Consent of Allen Overy Shearman Sterling US LLP (included in Exhibit 5.1 above).

Exhibit 23.2 - Consent of Brigard & Urrutia Abogados S.A.S. (included in Exhibit 5.2 above).

Exhibit 99.1 – Form of 7.750% Notes due 2032.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

	By:	/s/ Alfonso Camilo Barco Muñoz
	Name:	Alfonso Camilo Barco Muñoz
Date: October 21, 2024	Title:	Chief Financial Officer